DYNO
Dyno Nobel
082-34952

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
106

Date 22/02/2008

[redacted]

08001054

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

SUPPL

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

dw 3/5

DYNO
Dyno Nobel

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 22 February 2008

Dear Sir/Madam,

Re: Appointment of Additional Company Secretary

In accordance with ASX Listing Rule 3.16.1, the Company Advises that Mr Mark Vale has been appointed an as additional Company Secretary effective from 21 February 2008.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 22 February 2008

Dear Sir/Madam,

Re: Appointment of Additional Company Secretary

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that, in accordance with ASX Listing Rule 3.16.1, the Company Advises that Mr Mark Vale has been appointed an as additional Company Secretary effective from 21 February 2008.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

END